NEWS RELEASE

Pan American Silver to Announce Third Quarter 2024 Unaudited Results
Vancouver, B.C. - October 8, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") will announce its unaudited results for the third quarter of 2024 after market close on Tuesday, November 5, 2024. A conference call and webcast are planned for 11:00 am ET (8:00 am PT) on Wednesday, November 6, 2024.
Third Quarter 2024 Unaudited Results Conference Call and Webcast
Date:            Wednesday, November 6, 2024
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-888-259-6580 (toll-free in Canada and the U.S.)
+1-416-764-8624 (international participants)
Conference ID:        97750876
Webcast:        https://events.q4inc.com/attendee/510828696
The live webcast, presentation slides and the report for the third quarter of 2024 will be available at https://www.panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
About Pan American Silver
Pan American Silver is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP.	1